April 5, 2005


Mail Stop 04-06

John T. McDonald
Chairman of the Board and Chief Executive Officer
Perficient, Inc.
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746

Re:  	Perficient, Inc.
	Registration Statement on Form S-3
      Filed March 7, 2005
      File No. 333-123177

Dear Mr. McDonald:

      	This is to advise you that we have limited our review of the above registration statement to the matters addressed below.
No
further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.









REGISTRATION STATEMENT ON FORM S-3

General
1. Please revise to update your incorporation by reference section to
include your Form 10-KSB for the year ended December 31, 2004 and please note your requirement to file Part III information to the Form
10-KSB either through a 10-KSB amendment or a definitive proxy statement. For guidance, please refer to Item 12(a)(1) of Form S-3 and Interpretation H.6. of the July 1997 manual of publicly available
Division of Corporation Finance telephone interpretations.

Cover page
2. Revise the paragraph following the offering price table on the cover page concerning your overallotment to clarify that 420,000 of the 754,890 shares in the over-allotment option will come from selling shareholders. Further, revise to clarify, if true, that to the extent the full over-allotment amount is not exercised, the underwriters will sell these additional selling shareholders` shares of common stock on a pro rata basis.

Selling Shareholders, page 52-54
3. We note your inclusion of AB Holdings, L.L.C. as a selling shareholder who is a non-natural person. Please identify whether this selling shareholder is a broker-dealer or an affiliate of a broker-dealer. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.
4. If AB Holdings, L.L.C. is an affiliate of a broker-dealer, but this is not an indirect primary offering, you must clearly state in your prospectus:
* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

						*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      If you have any questions, please contact Neil Miller at
(202)
942-1851.  If you need additional assistance you may contact me at
(202) 942-1800.


							Sincerely,



							Barbara C. Jacobs
							Assistant Director



cc:  	J. Nixon Fox, III, Esq. (via facsimile)
	Vinson & Elkins LLP
	The Terrace 7
	2801 Via Fortuna, Suite 100
	Austin, Texas 78746-7568

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Perficient, Inc.
File No.  333-123177
April 5, 2005
Page 1